CALCULATION OF REGISTRATION FEE

		Maximum
		Aggregate
Title of Each Class of	Amount To Be	Offering Price	Maximum Aggregate	Amount of
Securities To Be Registered	Registered	Per Share	Offering Price	Registration Fee(1)
Common Stock, par value $0.001 per share	9,936,000	$14.00	$139,104,000.00	$9,918.12
Total

(1) Calculated pursuant to Rule 457(r) under the Securities Act
Filed Pursuant to Rule 424B5
Registration No. 333-165479

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 15, 2010)

8,640,000 Shares

FINISAR CORPORATION

COMMON STOCK

Finisar Corporation is offering 8,640,000 shares of its common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “FNSR.” On March 17, 2010, the closing sale price of our common stock as reported on the Nasdaq Global Select Market was $14.13 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7.

PRICE $14 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company
Per Share	$14.00	$.56	$13.44
Total	$120,960,000	$4,838,400	$116,121,600

We have granted the underwriters the right to purchase up to 1,147,093 additional shares of our common stock, and the selling stockholders identified in this prospectus have granted the underwriters the right to purchase up to an additional 148,907 shares of our common stock, to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on March 23, 2010.

MORGAN STANLEY	JEFFERIES & COMPANY

PIPER JAFFRAY	MORGAN KEEGAN & COMPANY, INC.

March 17, 2010

This prospectus supplement updates information in the prospectus dated March 15, 2010. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

This prospectus supplement incorporates by reference important information. You should read the information incorporated by reference before deciding to invest in shares of our common stock and you may obtain this information incorporated by reference without charge by following the instructions under “Where You Can Find More Information” appearing below. All references in this prospectus supplement to “Finisar,” the “Company,” “we,” “us” and “our” refer to Finisar Corporation and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We and the selling stockholders have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Finisar is a registered trademark of Finisar Corporation. All other trademarks, trade names and service marks included in this prospectus supplement are the property of their respective owners.

i

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement, and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. This summary is qualified in its entirety by the more detailed information and financial information appearing elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page S-7.

FINISAR CORPORATION

Overview

We are a leading provider of optical subsystems and components that are used to interconnect equipment in short-distance local area networks, or LANs, and storage area networks, or SANs, and longer distance metropolitan area networks, or MANs, fiber to the home, or FTTx, networks, cable television, or CATV, networks and wide area networks, or WANs. Our optical subsystems consist primarily of transmitters, receivers, transceivers and transponders which provide the fundamental optical-electrical interface for connecting the equipment used in building these networks. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuit design and novel packaging technology to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabits per second, or Gbps, to 40 Gbps, using a wide range of network protocols and physical configurations over distances of 70 meters to 200 kilometers. We supply optical transceivers and transponders that allow point-to-point communications on a fiber using a single specified wavelength or, bundled with multiplexing technologies, can be used to supply multi-gigabit bandwidth over several wavelengths on the same fiber. We also provide products for dynamically switching network traffic from one optical wavelength to another across multiple wavelengths known as reconfigurable optical add/drop multiplexers, or ROADMs. Our line of optical components consists primarily of packaged lasers and photodetectors used in transceivers for LAN and SAN applications and passive optical components used in building MANs.

Our manufacturing operations are vertically integrated, and we utilize internal sources for many of the key components used in making our products including lasers, photodetectors and integrated circuits, or ICs, designed by our internal IC engineering teams. We also have internal assembly and test capabilities that make use of internally designed equipment for the automated testing of our optical subsystems and components.

On August 29, 2008, we completed a business combination with Optium Corporation. We believe that the combination of the two companies created the world’s largest supplier of optical components, modules and subsystems for the communications industry. In addition, as a result of the combination, we expect to realize cost synergies related to operating expenses and manufacturing costs resulting from (1) the transfer of production to lower cost locations, (2) improved purchasing power associated with being a larger company and (3) cost synergies associated with the integration of internally manufactured components previously purchased in the open market by Optium.

We sell our optical products to manufacturers of storage systems, networking equipment and telecommunication equipment or their contract manufacturers, such as Alcatel-Lucent, Brocade, Cisco Systems, EMC, Emulex, Ericsson, Hewlett-Packard Company, Huawei, IBM, Juniper, Qlogic, Siemens and Tellabs. These customers, in turn, sell their systems to businesses and to wireline and wireless telecommunications service providers and cable TV operators, collectively referred to as carriers.

Business Strategy

In order to maintain our position as a leading supplier of fiber optic subsystems and components, we are continuing to pursue the following business strategies:

•	Continue to Invest in or Acquire Critical Technologies. We intend to maintain our technological leadership through continual enhancement of our existing products and the development or acquisition of new products, especially those capable of higher speed transmission of data, with greater capacity, over longer distances.

•	Expand Our Broad Product Line of Optical Subsystems. The breadth of our optical subsystems product line is important to many of our customers who are seeking to consolidate their supply sources for a wide range of networking products for diverse applications, and we are focused on the ongoing expansion of our product line to add key products to meet our customers’ needs, particularly for 10 Gigabit Ethernet and SONET applications.

•	Leverage Core Competencies Across Multiple, High-Growth Markets. We intend to target opportunities where our core competencies in high-speed data transmission protocols can be leveraged into leadership positions as these technologies are extended across multiple data communications applications and into other markets and industries such as automotive and consumer electronics products.

•	Strengthen and Expand Customer Relationships. We intend to leverage our relationships with our existing customers as they enter new, high-speed data communications markets.

•	Continue to Strengthen Our Low-Cost Manufacturing Capabilities. We continue to seek ways to lower our production costs through improved product design, improved manufacturing and testing processes and increased vertical integration.

Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively:

•	Vertically Integrated Business Model Including Internal Optical Component Manufacturing Capabilities. The ability to manufacture our own optical components can provide significant cost savings while the ability to create unique component designs enhances our competitive position in terms of performance, time-to-market and intellectual property.

•	Expertise in High Frequency Analog and Digital Integrated Circuit Design for Fiber Optic Subsystems. Our fiber optic subsystems development efforts are supported by an engineering team that specializes in analog/digital integrated circuit design. This group works in silicon CMOS and silicon germanium BiCMOS semiconductor technologies where circuit element frequencies are very fast and can be as high as 40 Gbps.

•	Optical Subassembly and Mechanical Designs Enable High-Volume Internal Manufacturing Processes. We develop our own component and packaging designs and integrate these designs with proprietary manufacturing processes that allow our products to be manufactured in high volume.

•	System-level Expertise. Our combination of optical engineering, high-speed electrical design, digital and analog ASIC design, and firmware and software engineering technical competencies enables us to produce products that meet the needs of our customers.

•	Broad Product Line. Our broad product portfolio allows us to address many different aspects of our customers’ product needs, both currently and in terms of new product development.

Recent Developments

Sale of Network Performance Test System Business

We formerly offered a line of network performance test equipment through our Network Tools Division. In the first quarter of fiscal 2010, we sold substantially all of the assets of our Network Tools Division to JDS Uniphase Corporation for $40.6 million in cash. We recorded a net gain on the sale of the business of $36.1 million before income taxes, which is included in income from discontinued operations, net of income tax, in our condensed consolidated statements of operations.

Exchange Offers

On August 11, 2009, we completed exchange offers under which we exchanged $33.1 million aggregate principal amount of our outstanding 2 1/2% Convertible Subordinated Notes due 2010 and $14.4 million aggregate principal of our outstanding 2 1/2% Convertible Senior Subordinated Notes due 2010 for an aggregate of approximately $24.9 million and approximately 3.5 million shares of our common stock.

Reverse Stock Split

On September 25, 2009, we effected a one-for-eight reverse split of our common stock. All share and per-share information in this prospectus supplement has been adjusted to reflect the reverse split.

New Credit Facility

On October 2, 2009, we entered into an agreement with Wells Fargo Foothill, LLC to establish a new $70 million senior secured revolving credit facility to finance working capital and to refinance existing indebtedness, including the repurchase or repayment of our outstanding convertible notes. Borrowings under the credit facility bear interest at rates based on the prime rate and LIBOR plus variable margins, under which applicable interest rates currently range from 5.75% to 7.00% per annum. Borrowings are guaranteed by Finisar’s U.S. subsidiaries and secured by substantially all of the assets of Finisar and its U.S. subsidiaries. The credit facility matures four years following the date of the agreement, subject to certain conditions.

Convertible Debt Financing

On October 15, we sold $100 million aggregate principal amount of a new series of 5.0% Convertible Senior Notes due 2029.

Repurchase of Convertible Notes

Between September 8, 2009 and January 31, 2010, we purchased $51.9 million aggregate principal amount of our 2 1/2% Convertible Senior Subordinated Notes due 2010 and $13.0 million aggregate principal amount of our 2 1/2% Convertible Subordinated Notes due 2010 in privately negotiated transactions.

Management Changes

Effective March 9, 2010, Kurt Adzema, formerly our Vice President Strategy and Corporate Development, was appointed to serve as our Senior Vice President and Chief Financial Officer, and Stephen K. Workman, who had served as our Chief Financial Officer since 1999, assumed the position of Senior Vice President of Corporate Development and Investor Relations.

Corporate Information

We were incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1389 Moffett Park Drive, Sunnyvale, California 94089, and our telephone number at that location is (408) 548-1000.

THE OFFERING

Common stock offered by Finisar	8,640,000 shares

Over-allotment option	1,296,000 shares (including 148,907 shares offered by selling stockholders)

Common stock outstanding before this offering	65,536,100 shares

Common stock to be outstanding after this offering	74,176,100 shares (75,323,193 shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $115.8 million (or approximately $131.2 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may use a portion of the net proceeds for the repurchase and/or repayment of certain of our outstanding indebtedness, which may include a portion of our outstanding convertible notes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, although we have no present agreements or commitments with respect to any such acquisitions or investments. We will not receive any of the proceeds of any sale by a selling stockholder.

Dividend policy	We do not intend to pay dividends on our common stock. See “Dividend Policy.”

Risk factors	You should read the information incorporated by reference under the heading “Risk Factors” in this prospectus supplement for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	FNSR

Unless otherwise indicated, all information in this prospectus supplement relating to outstanding shares of our common stock excludes:

•	8,969,079 shares of common stock issuable upon exercise of options outstanding at January 31, 2010 under our stock option plans, with a weighted average exercise price of $13.38 per share, and an additional 5,454,344 shares reserved for issuance under our stock option plans as of January 31, 2010;

•	2,500,000 shares of common stock reserved for issuance under our 2009 Employee Stock Purchase Plan as of January 31, 2010; and

•	9,494,875 shares of common stock reserved for issuance upon conversion of our 2 1/2% Convertible Subordinated Notes due 2010, our 2 1/2% Convertible Senior Subordinated Notes due 2010 and our 5.0% Convertible Senior Notes due 2029.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ over-allotment option is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary financial data in conjunction with our annual consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our report on Form 8-K dated October 7, 2009 (the “8-K Report”), which are incorporated herein by reference, and our interim condensed consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our report on Form 10-Q for the quarter ended January 31, 2010 (the Form “10-Q Report”), which are incorporated herein by reference. The statement of operations data set forth below for the fiscal years ended April 30, 2009, 2008 and 2007 and the balance sheet data as of April 30, 2009 are derived from, and are qualified by reference to, our audited annual consolidated financial statements included in the 8-K Report. The statement of operations data for the nine month periods ended January 31, 2010 and February 1, 2009 and the balance sheet data as of January 31, 2010 are derived from, and are qualified by reference to, our unaudited interim condensed consolidated financial statements included in the 10-Q Report. The results of operations for the nine months ended January 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2010, or any other future period.

	Nine Months Ended		Fiscal Years Ended April 30,
	January 31,	February 1,
	2010	2009	2009(1)	2008	2007
		(in thousands, except per share data)

Statement of Operations Data:
Revenues	$441,390	$389,601	$497,058	$401,625	$381,263
Cost of revenues	316,923	270,460	352,096	281,770	258,944
Amortization of acquired developed technology	3,577	3,558	4,907	4,667	4,159
Impairment of acquired developed technology	—	—	1,248	—	—

Gross profit	120,890	115,583	138,807	115,188	118,160

Operating expenses:
Research and development	67,514	60,368	80,136	63,067	50,109
Sales and marketing	22,054	21,822	27,730	27,013	23,410
General and administrative	27,127	28,099	35,818	38,343	34,110
Acquired in-process research and development	—	10,500	10,500	—	5,770
Restructuring charges	4,173	—	—	—	—
Amortization of purchased intangibles	1,645	1,445	2,145	1,192	267
Impairment of goodwill and intangible assets	—	225,302	238,507	—	—

Total operating expenses	122,513	347,536	394,836	129,615	113,666

Income (loss) from operations	(1,623)	(231,953)	(256,029)	(14,427)	4,494

Interest income	104	1,744	1,762	5,805	6,204
Interest expense	(6,842)	(12,080)	(14,597)	(21,876)	(18,224)
Gain (loss) on convertible debt exchange	(25,039)	3,064	3,064	—	(31,606)
Other income (expense), net	(2,899)	(3,692)	(3,654)	(113)	(631)

Loss from continuing operations before income taxes and cumulative effect of change in accounting principle	(36,299)	(242,917)	(269,454)	(30,611)	(39,763)
Provision for (benefit from) income taxes	618	(7,429)	(6,962)	2,233	2,810

Loss from continuing operations before cumulative effect of change in accounting principle	(36,917)	(235,488)	(262,492)	(32,844)	(42,573)
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	1,213

Loss from continuing operations	(36,917)	(235,488)	(262,492)	(32,844)	(41,360)

	Nine Months Ended		Fiscal Years Ended April 30,
	January 31,	February 1,
	2010	2009	2009(1)	2008	2007
		(in thousands, except per share data)

Income (loss) from discontinued operations, net of income taxes(2)	36,881	903	2,149	(46,169)	(9,635)

Net loss	$(36)	$(234,585)	$(260,343)	$(79,013)	$(50,995)

Net income (loss) per share:
Basic:
Continuing operations	$(0.58)	$(4.20)	$(4.99)	$(0.85)	$(1.07)
Discontinued operations	$0.58	$0.02	$0.04	$(1.20)	$(0.25)
Diluted:
Continuing operations	$(0.58)	$(4.20)	$(4.99)	$(0.85)	$(1.07)
Discontinued operations	$0.58	$0.02	$0.04	$(1.20)	$(0.25)
Weighted average number of common shares outstanding:
Basic	63,131	56,039	52,557	38,585	38,477
Diluted	63,131	56,039	53,272	38,585	38,477

	January 31, 2010	April 30, 2009
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term available-for-sale investments	$75,581	$37,221
Working capital	181,642	144,199
Total assets	460,713	380,388
Long-term liabilities	117,894	153,870
Total stockholders’ equity	190,921	122,221

(1)	Includes eight months of operations of Optium Corporation subsequent to the consummation of our merger on August 28, 2008.
(2)	Represents the operations of our Network Tools Division, substantially all of the assets of which were sold in July 2009. A net gain on the sale of the business of $36.1 million, net of income taxes, is included in income from discontinued operations for the nine months ended January 31, 2010.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus supplement and the accompanying prospectus, and the information incorporated by reference herein and therein, before deciding to invest in shares of our common stock. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as the value of an investment in our common stock, and the occurrence of any of these risks might cause you to lose all or part of your investment. In addition, we urge you to consider carefully the cautionary language set forth under the heading “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

Risks Related to Our Company and Our Industry

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decline in the price of our stock.

Our quarterly operating results have varied significantly due to a number of factors, including:

•	fluctuation in demand for our products;

•	the timing of new product introductions or enhancements by us and our competitors;

•	the level of market acceptance of new and enhanced versions of our products;

•	the timing or cancellation of large customer orders;

•	the length and variability of the sales cycle for our products;

•	pricing policy changes by us and our competitors and suppliers;

•	the availability of development funding and the timing of development revenue;

•	changes in the mix of products sold;

•	increased competition in product lines, and competitive pricing pressures; and

•	the evolving and unpredictable nature of the markets for products incorporating our optical components and subsystems.

We expect that our operating results will continue to fluctuate in the future as a result of these factors and a variety of other factors, including:

•	fluctuations in manufacturing yields;

•	the emergence of new industry standards;

•	failure to anticipate changing customer product requirements;

•	the loss or gain of important customers;

•	product obsolescence; and

•	the amount of research and development expenses associated with new product introductions.

Our operating results could also be harmed by:

•	the continuation or worsening of the current global economic slowdown or economic conditions in various geographic areas where we or our customers do business;

•	acts of terrorism and international conflicts or crises;

•	other conditions affecting the timing of customer orders; or

•	a downturn in the markets for our customers’ products, particularly the data storage and networking and telecommunications components markets.

We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically represent a small percentage of expected revenues for that quarter and are generally cancelable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. It is likely that in some future quarters our operating results will again decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, it is likely that the trading price of our common stock would significantly decline.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Any shortfall in revenues or net income from levels expected by the investment community could cause a decline in the trading price of our stock.

We may lose sales if our suppliers or independent contractors fail to meet our needs or go out of business.

We currently purchase a number of key components used in the manufacture of our products from single or limited sources, and we rely on several independent contract manufacturers to supply us with certain key subassemblies, including lasers, modulators, and printed circuit boards. We depend on these sources to meet our production needs. Moreover, we depend on the quality of the components and subassemblies that they supply to us, over which we have limited control. Several of our suppliers are or may become financially unstable as the result of current global market conditions. In addition, we have encountered shortages and delays in obtaining components in the past and expect to encounter additional shortages and delays in the future. Recently, many of our suppliers have extended lead times for many of their products as the result of significantly reducing capacity in light of the global slowdown in demand. This reduction in capacity has reduced the ability of many suppliers to respond to increases in demand. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We generally have no long-term contracts with any of our component suppliers or contract manufacturers. As a result, a supplier or contract manufacturer can discontinue supplying components or subassemblies to us without penalty. If a supplier were to discontinue supplying a key component or cease operations, our business may be harmed by the resulting product manufacturing and delivery delays. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products. Similarly, disruptions in the services provided by our contract manufacturers or the transition to other suppliers of these services could lead to supply chain problems or delays in the delivery of our products. These problems or delays could damage our relationships with our customers and adversely affect our business.

We use rolling forecasts based on anticipated product orders to determine our component and subassembly requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences could significantly harm our business.

If we are unable to realize anticipated cost savings from the transfer of certain manufacturing operations to our overseas locations and increased use of internally-manufactured components our results of operations could be harmed.

As part of our initiatives to reduce cost of revenues planned for the next several quarters, we expect to realize significant cost savings through (i) the transfer of certain product manufacturing operations to lower cost off-shore locations and (ii) product engineering changes to enable the broader use of internally-manufactured components.

The transfer of production to overseas locations may be more difficult and costly than we currently anticipate which could result in increased transfer costs and time delays. Further, following transfer, we may experience lower manufacturing yields than those historically achieved in our U.S. manufacturing locations. In addition, the engineering changes required for the use of internally-manufactured components may be more technically-challenging than we anticipate and customer acceptance of such changes could be delayed. If we fail to achieve the planned product manufacturing transfer and increase in internally-manufactured component use within our currently anticipated timeframe, or if our manufacturing yields decrease as a result, we may be unsuccessful in achieving cost savings or such savings will be less than anticipated, and our results of operations could be harmed.

We may not be able to obtain additional capital in the future, and failure to do so may harm our business.

We believe that our existing balances of cash, cash equivalents and short-term investments, together with the cash expected to be generated from future operations and borrowings under our bank credit facility, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional financing to fund our operations in the future or to repay or otherwise retire all of our outstanding convertible debt in the aggregate principal amount of $129.6 million, of which $29.6 matures in October 2010 and the remaining $100 million is subject to redemption by the holders in October 2014, 2016, 2019 and 2024. Due to the unpredictable nature of the capital markets, particularly in the technology sector, we cannot assure you that we will be able to raise additional capital if and when it is required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, or is not available on favorable terms, we could be required to significantly reduce or restructure our business operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

We expect that our revenues and profitability will be adversely affected following our recently completed sale of our network performance test systems business.

On July 15, 2009, we completed the sale of substantially all of the assets of our Network Tools Division (excluding accounts receivable and payable) to JDSU for $40.6 million in cash. As a result of this transaction, we no longer offer network performance test products. These products accounted for $37.3 million, $38.6 million and $44.2 million in revenues during fiscal 2007, 2008 and 2009, respectively. Gross profit and operating profit margins on sales of network performance test products were generally higher than on our optical subsystem and component products. Accordingly, we expect that our revenues and profitability will continue to be lower than historical levels as a result of the sale unless we are able to sustain significant growth in our optical subsystems and components business.

Failure to accurately forecast our revenues could result in additional charges for obsolete or excess inventories or non-cancellable purchase commitments.

We base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered which exceeds our actual requirements. In the past, we have sometimes experienced significant growth followed by a significant decrease in customer demand such as occurred in fiscal 2001, when revenues increased by 181% followed by a decrease of 22% in fiscal 2002. Based on projected revenue trends during these periods, we acquired inventories and entered into purchase commitments in order to meet anticipated increases in demand for our products which did not materialize. As a result, we recorded significant charges for obsolete and excess inventories and non-cancelable purchase commitments which contributed to substantial operating losses in fiscal 2002. Should revenues in future periods again fall substantially below our expectations, or should we fail again to accurately forecast changes in demand mix, we could be required to record additional charges for obsolete or excess inventories or non-cancelable purchase commitments.

If we encounter sustained yield problems or other delays in the production or delivery of our internally-manufactured components or in the final assembly and test of our transceiver products, we may lose sales and damage our customer relationships.

Our manufacturing operations are highly vertically integrated. In order to reduce our manufacturing costs, we have acquired a number of companies, and business units of other companies, that manufacture optical components incorporated in our optical subsystem products and have developed our own facilities for the final assembly and testing of our products. For example, we design and manufacture many critical components including all of the short wavelength VCSEL lasers incorporated in transceivers used for LAN/SAN applications at our wafer fabrication facility in Allen, Texas and manufacture a portion of our internal requirements for longer wavelength lasers at our wafer fabrication facility in Fremont, California. We assemble and test most of our transceiver products at our facility in Ipoh, Malaysia. As a result of this vertical integration, we have become increasingly dependent on our internal production capabilities. The manufacture of critical components, including the fabrication of wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our wafer fabrication facilities, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically significantly reduced our manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our subsystem products to our customers and could also affect our sale of components to customers in the merchant market. Our inability to supply components to meet our internal needs could harm our relationships with customers and have an adverse effect on our business.

We are dependent on widespread market acceptance of our optical subsystems and components, and our revenues will decline if the markets for these products do not expand as expected.

We derive all of our revenue from sales of our optical subsystems and components. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept our optical subsystems and components, our revenues will decline significantly. Our future success ultimately depends on the continued growth of the communications industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video and other data delivered over high-bandwidth network systems as well as commitments by network systems vendors to invest in the expansion of the global information network. As network usage and bandwidth demand increase, so does the need for advanced optical networks to provide the required bandwidth. Without network and bandwidth growth, the need for optical subsystems and components, and hence our future growth as a manufacturer of these products, and systems that test these products, will be jeopardized, and our business would be significantly harmed.

Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from our competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business.

A small number of customers have consistently accounted for a significant portion of our revenues. For example, sales to our top five customers represented 43% of our revenues in the first nine months of fiscal 2010 and 42% of our revenues in fiscal 2009. Our success will depend on our continued ability to develop and manage relationships with our major customers. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future. We may not be able to offset any decline in revenues from our existing major customers with revenues from new customers, and our quarterly results may be volatile because we are dependent on large orders from these customers that may be reduced or delayed.

The markets in which we have historically sold our optical subsystems and components products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Recent consolidation of portions of our customer base, including telecommunications systems manufacturers and potential future consolidation, may have a material adverse impact on our business. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us, and we expect that they will continue to do so in the future. Cost reduction measures that we have implemented over the past several years, and additional action we may take to reduce costs, may adversely affect our ability to introduce new and improved products which may, in turn, adversely affect our relationships with some of our key customers. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers’ needs.

Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can stop purchasing our products at any time without penalty;

•	our customers are free to purchase products from our competitors; and

•	our customers are not required to make minimum purchases.

Sales are typically made pursuant to inventory hub arrangements under which customers may draw down inventory to satisfy their demand as needed or pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, it is likely that we will lose sales and customers. If our major customers stop purchasing our products for any reason, our business and results of operations would be harmed.

The markets for our products are subject to rapid technological change, and to compete effectively we must continually introduce new products that achieve market acceptance.

The markets for our products are characterized by rapid technological change, frequent new product introductions, substantial capital investment, changes in customer requirements and evolving industry standards with respect to the protocols used in data communications, telecommunications and cable TV networks. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. For example, the market for optical subsystems is currently characterized by a trend toward the adoption of “pluggable” modules and subsystems that do not require customized interconnections and by the development of more complex and integrated optical subsystems. We expect that new technologies will emerge as competition and the need for higher and more cost-effective bandwidth increases. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development and such delays may occur in the future. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to achieve and sustain profitability;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	changing market or competitive product requirements.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. The introduction of new products also requires significant investment to ramp up production capacity, for which benefit will not be realized if customer demand does not develop as expected. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of the new product introduction. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to an accelerated reduction in our prices, revenues and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years while the industry that supplies these customers has experienced less consolidation. As a result, the markets for optical subsystems and components are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. Increased consolidation in our industry, should it occur, will reduce the number of our competitors but would be likely to further strengthen surviving industry participants. We may not be able to compete successfully against either current or future competitors. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances and may be able to react quicker to changing customer requirements and expectations. There is also the risk that network systems vendors may re-enter the subsystem market and begin to manufacture the optical subsystems incorporated in their network systems. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Avago Technologies, Capella Intelligent Subsystems, CoAdna Photonics, Emcore, Fujitsu Computer Systems, JDS Uniphase, Opnext, Oplink, StrataLight Communications, Sumitomo, and a number of smaller vendors. BKtel, Emcore, Olson Technology and Yagi Antenna are our main competitors with respect to our cable TV products. Our competitors continue to introduce improved products and we will have to do the same to remain competitive.

Decreases in average selling prices of our products may reduce our gross margins.

The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, overcapacity, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including pricing pressures from significant customers. Therefore, in order to achieve and sustain profitable operations, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would result in additional operating losses and significantly harm our business.

We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margins.

Shifts in our product mix may result in declines in gross margins.

Our optical products sold for longer distance MAN and telecom applications typically have higher gross margins than our products for shorter distance LAN or SAN applications. Gross margins on individual products fluctuate over the product’s life cycle. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs, and these fluctuations are expected to continue in the future.

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable.

The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using the products in their equipment. These products often take substantial time to develop because of their complexity and because customer specifications sometimes change during the development cycle. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial research and development and sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, the agreements that we enter into with our customers typically contain no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We will lose sales if we are unable to obtain government authorization to export certain of our products, and we would be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our products are subject to export controls imposed by the U.S. Government and administered by the United States Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the Export Administration Regulations, or EAR, administered by the Department of Commerce’s Bureau of Industry and Security, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Virtually all exports of products subject to the International Traffic in Arms Regulations, or ITAR, administered by the Department of State’s Directorate of Defense Trade Controls, require a license. Certain of our fiber optics products are subject to EAR and certain of our RF over fiber products, as well as certain products developed with government funding, are currently subject to ITAR. Products developed and manufactured in our foreign locations are subject to export controls of the applicable foreign nation.

Given the current global political climate, obtaining export licenses can be difficult and time-consuming. Failure to obtain export licenses for these shipments could significantly reduce our revenue and materially adversely affect our business, financial condition and results of operations. Compliance with U.S. Government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

During mid-2007, Optium became aware that certain of its analog RF over fiber products may, depending on end use and customization, be subject to ITAR. Accordingly, Optium filed a detailed voluntary disclosure with the United States Department of State describing the details of possible inadvertent ITAR violations with respect to the export of a limited number of certain prototype products, as well as related technical data and defense services. Optium may have also made unauthorized transfers of ITAR-restricted technical data and defense services to foreign persons in the workplace. Additional information has been provided upon request to the Department of State with respect to this matter. In late 2008, a grand jury subpoena from the office of the U.S. Attorney for the Eastern District of Pennsylvania was received requesting documents from 2005 through the present referring to, relating to or involving the subject matter of the above referenced voluntary disclosure and export activities.

While the Department of State encourages voluntary disclosures and generally affords parties mitigating credit under such circumstances, we nevertheless could be subject to continued investigation and potential regulatory consequences ranging from a no-action letter, government oversight of facilities and export transactions, monetary penalties, and in extreme cases, debarment from government contracting, denial of export privileges and criminal sanctions, any of which would adversely affect our results of operations and cash flow. The Department of State and U.S. Attorney inquiries may require us to expend significant management time and incur significant legal and other expenses. We cannot predict how long it will take or how much more time and resources we will have to expend to resolve these government inquiries, nor can we predict the outcome of these inquiries.

We depend on facilities located outside of the United States to manufacture a substantial portion of our products, which subjects us to additional risks.

In addition to our principal manufacturing facility in Malaysia, we operate smaller facilities in Australia, China, Israel and Singapore. We also rely on several contract manufacturers located in Asia for our supply of key subassemblies. Each of these facilities and manufacturers subjects us to additional risks associated with international manufacturing, including:

•	unexpected changes in regulatory requirements;

•	legal uncertainties regarding liability, tariffs and other trade barriers;

•	inadequate protection of intellectual property in some countries;

•	greater incidence of shipping delays;

•	greater difficulty in overseeing manufacturing operations;

•	greater difficulty in hiring and retaining direct labor;

•	greater difficulty in hiring talent needed to oversee manufacturing operations;

•	potential political and economic instability; and

•	the outbreak of infectious diseases such as the H1N1 influenza virus and/or severe acute respiratory syndrome, or SARS, which could result in travel restrictions or the closure of our facilities or the facilities of our customers and suppliers.

Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

Our future operating results may be subject to volatility as a result of exposure to foreign exchange risks.

We are exposed to foreign exchange risks. Foreign currency fluctuations may affect both our revenues and our costs and expenses and significantly affect our operating results. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country relative to the dollar, the prices of our products will increase relative to that country’s currency, our products may be less competitive in that country and our revenues may be adversely affected.

Although we price our products in U.S. dollars, portions of both our cost of revenues and operating expenses are incurred in foreign currencies, principally the Malaysian ringgit, the Chinese yuan, the Australian dollar and the Israeli shekel. As a result, we bear the risk that the rate of inflation in one or more countries will exceed the rate of the devaluation of that country’s currency in relation to the U.S. dollar, which would increase our costs as expressed in U.S. dollars. To date, we have not engaged in currency hedging transactions to decrease the risk of financial exposure from fluctuations in foreign exchange rates.

Our business and future operating results are subject to a wide range of uncertainties arising out of the continuing threat of terrorist attacks and ongoing military actions in the Middle East.

Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the continuing threat of terrorist attacks on the United States and ongoing military actions in the Middle East, including the economic consequences of the war in Afghanistan and Iraq or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties we are subject to:

•	increased risks related to the operations of our manufacturing facilities in Malaysia;

•	greater risks of disruption in the operations of our China, Singapore and Israeli facilities and our Asian contract manufacturers and more frequent instances of shipping delays; and

•	the risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities.

Past and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

In addition to our combination with Optium in August 2008, we have completed the acquisition of ten privately-held companies and certain businesses and assets from six other companies since October 2000. We continue to review opportunities to acquire other businesses, product lines or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities, and we from time to time make proposals and offers, and take other steps, to acquire businesses, products and technologies.

The Optium merger and several of our other past acquisitions have been material, and acquisitions that we may complete in the future may be material. In 13 of our 17 acquisitions, we issued common stock or notes convertible into common stock as all or a portion of the consideration. The issuance of common stock or other equity securities by us in connection with any future acquisition would dilute our stockholders’ percentage ownership.

Other risks associated with acquiring the operations of other companies include:

•	problems assimilating the purchased operations, technologies or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

Not all of our past acquisitions have been successful. In the past, we have subsequently sold some of the assets acquired in prior acquisitions, discontinued product lines and closed acquired facilities. As a result of these activities, we incurred significant restructuring charges and charges for the write-down of assets associated with those acquisitions. Through fiscal 2009, we have written off all of the goodwill associated with past acquisitions. We cannot assure you that we will be successful in overcoming problems encountered in connection with more recently completed acquisitions or potential future acquisitions, and our inability to do so could significantly harm our business. In addition, to the extent that the economic benefits associated with any of our completed or future acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results.

We have made and may continue to make strategic investments which may not be successful, may result in the loss of all or part of our invested capital and may adversely affect our operating results.

Since inception we have made minority equity investments in early-stage technology companies, totaling approximately $56 million. Our investments in these early stage companies were primarily motivated by our desire to gain early access to new technology. We intend to review additional opportunities to make strategic equity investments in pre-public companies where we believe such investments will provide us with opportunities to gain access to important technologies or otherwise enhance important commercial relationships. We have little or no influence over the early-stage companies in which we have made or may make these strategic, minority equity investments. Each of these investments in pre-public companies involves a high degree of risk. We may not be successful in achieving the financial, technological or commercial advantage upon which any given investment is premised, and failure by the early-stage company to achieve its own business objectives or to raise capital needed on acceptable economic terms could result in a loss of all or part of our invested capital. Between fiscal 2003 and 2009, we wrote off an aggregate of $24.8 million in six investments which became impaired and reclassified $4.2 million of another investment to goodwill as the investment was deemed to have no value. During the second quarter of fiscal 2010, we wrote off $2.0 million of our investment in another privately held company. We may be required to write off all or a portion of the $12.3 million in such investments remaining on our balance sheet as of January 31, 2010 in future periods.

Our ability to utilize certain net operating loss carryforwards and tax credit carryforwards may be limited under Section 382 of the Internal Revenue Code.

As of April 30, 2009, we had net operating loss, or NOL, carryforward amounts of approximately $489 million for U.S. federal income tax purposes and $159.8 million for state income tax purposes, and U.S. federal and state tax credit carryforward amounts of approximately $14.4 million for U.S. federal income tax purposes and $10.1 million for state income tax purposes. The federal and state tax credit carryforwards will expire at various dates beginning in 2010 through 2029 and of such carry forwards $2.5 million will expire in the next five years. The federal and state NOLs carryforwards will expire at various dates beginning in 2011 through 2029 and of such carry forwards $97.8 million will expire in the next five years. Utilization of these NOL and tax credit carryforward amounts may be subject to a substantial annual limitation if the ownership change limitations under Section 382 of the Internal Revenue Code and similar state provisions are triggered by changes in the ownership of our capital stock. Such an annual limitation could result in the expiration of the NOL and tax credit carryforward amounts before utilization.

Because of competition for technical personnel, we may not be able to recruit or retain necessary personnel.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we may need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. In making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our common stock may adversely affect our ability to attract or retain technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may limit our ability to grant the sizes or types of stock awards that job candidates may require to accept employment with us. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Our failure to protect our intellectual property may significantly harm our business.

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. We license certain of our proprietary technology, including our digital diagnostics technology, to customers who include current and potential competitors, and we rely largely on provisions of our licensing agreements to protect our intellectual property rights in this technology. Although a number of patents have been issued to us, we have obtained a number of other patents as a result of our acquisitions, and we have filed applications for additional patents, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Additionally, significant technology used in our product lines is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues.

Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult and expensive. We are currently engaged in pending litigation to enforce certain of our patents, and additional litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. In connection with the pending litigation, substantial management time has been, and will continue to be, expended. In addition, we have incurred, and we expect to continue to incur, substantial legal expenses in connection with these pending lawsuits. These costs and this diversion of resources could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products.

The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have been involved in the past as a defendant in patent infringement lawsuits, and we were recently found liable in a patent infringement lawsuit filed against Optium by JDS Uniphase Corporation and Emcore Corporation. From time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Numerous patents in our industry are held by others, including academic institutions and competitors. Optical subsystem suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain those licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products. Licenses granting us the right to use third party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

Our products are complex and defects may be found from time to time. Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers’ products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

We are subject to pending shareholder derivative legal proceedings.

We have been named as a nominal defendant in several purported shareholder derivative lawsuits concerning the granting of stock options. These cases have been consolidated into two proceedings pending in federal and state courts in California. The plaintiffs in all of these cases have alleged that certain current or former officers and directors of Finisar caused it to grant stock options at less than fair market value, contrary to our public statements (including statements in our financial statements), and that, as a result, those officers and directors are liable to Finisar. No specific amount of damages has been alleged and, by the nature of the lawsuits no damages will be alleged, against Finisar. On May 22, 2007, the state court granted our motion to stay the state court action pending resolution of the consolidated federal court action. On August 28, 2007, we and the individual defendants filed motions to dismiss the complaint which were granted on January 11, 2008. On May 12, 2008, the plaintiffs filed a further amended complaint in the federal court action. On July 1, 2008, we and the individual defendants filed motions to dismiss the amended complaint. On September 22, 2009, the Court granted the motions to dismiss. The plaintiffs are appealing this order. We will continue to incur legal fees in this case, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of continuing to defend such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

Our business and future operating results may be adversely affected by events outside our control.

Our business and operating results are vulnerable to events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks in the United States and overseas. Our corporate headquarters and a portion of our manufacturing operations are located in California. California in particular has been vulnerable to natural disasters, such as earthquakes, fires and floods, and other risks which at times have disrupted the local economy and posed physical risks to our property. We are also dependent on communications links with our overseas manufacturing locations and would be significantly harmed if these links were interrupted for any significant length of time. We presently do not have adequate redundant, multiple site capacity if any of these events were to occur, nor can we be certain that the insurance we maintain against these events would be adequate.

Risks Related to the Offering and the Ownership of our Common Stock

The conversion of our outstanding convertible subordinated notes would result in substantial dilution to our current stockholders.

As of January 31, 2010, we had outstanding 5.0% Convertible Senior Notes due 2029 in the principal amount of $100.0 million, 2 1/2% Convertible Senior Subordinated Notes due 2010 in the principal amount of $25.7 million and 2 1/2% Convertible Subordinated Notes due 2010 in the principal amount of $3.9 million. The $100.0 million in principal amount of our 5.0% Senior Notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $10.68 per share. The $3.9 million in principal amount of our 2 1/2% Subordinated Notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $29.64 per share. The $25.7 million in principal amount of our 2 1/2% Senior Subordinated Notes are convertible at a conversion price of $26.24, with the underlying principal payable in cash, upon the trading price of our common stock reaching $39.36 for a period of time. An aggregate of approximately 9,821,000 shares of common stock would be issued upon the conversion of all outstanding convertible notes at these exchange rates, which would dilute the voting power and ownership percentage of our existing stockholders. We have previously entered into privately negotiated transactions with certain holders of our convertible notes for the repurchase of notes in exchange for a greater number of shares of our common stock than would have been issued had the principal amount of the notes been converted at the original conversion rate specified in the notes, thus resulting in more dilution. We may enter into similar transactions in the future and, if we do so, there will be additional dilution to the voting power and percentage ownership of our existing stockholders.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These include provisions:

•	authorizing the board of directors to issue additional preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	permitting the board of directors to increase the size of the board and to fill vacancies;

•	requiring a super-majority vote of our stockholders to amend our bylaws and certain provisions of our certificate of incorporation; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which limit the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

In addition, in September 2002, our board of directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. Subject to certain exceptions, the rights become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior board approval. Should such an event occur, then, unless the rights are redeemed or have expired, our stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Although we believe that these charter and bylaw provisions, provisions of Delaware law and our stockholder rights plan provide an opportunity for the board to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control, even under circumstances that some stockholders may consider beneficial.

We do not currently intend to pay dividends on Finisar common stock and, consequently, a stockholder’s ability to achieve a return on such stockholder’s investment will depend on appreciation in the price of the common stock.

We have never declared or paid any cash dividends on Finisar common stock and we do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, a stockholder is not likely to receive any dividends on such stockholder’s common stock for the foreseeable future. In addition, our credit facility with Wells Fargo Foothill, LLC contains restrictions on our ability to pay dividends.

Our stock price has been and is likely to continue to be volatile.

The trading price of our common stock has been and is likely to continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the products we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in our operating results;

•	the operating and stock price performance of other companies that investors in our common stock may deem comparable; and

•	purchases or sales of blocks of our common stock.

Part of this volatility is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of our common stock regardless of our operating performance. If any of the foregoing occurs, our stock price could fall and we may be exposed to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 8,640,000  shares of our common stock we are offering will be approximately $115.8 million ($131.2 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares that may be sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

We intend to use the net proceeds for general corporate purposes, including working capital. We may use a portion of the net proceeds for the repurchase and/or repayment of certain of our outstanding indebtedness, which may include a portion of our outstanding convertible notes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, although we have no present agreements or commitments with respect to any such acquisitions or investments. Our management will have significant discretion in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds in short-term interest bearing securities or bank deposits.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “FNSR.” The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices of our common stock (adjusted for the one-for-eight reverse stock effected on September 25, 2009) as reported on The Nasdaq Global Select Market.

	High	Low

Fiscal 2008 Quarter Ended:
July 29, 2007	$32.80	$27.12
October 28, 2007	32.40	17.92
January 27, 2008	19.60	10.80
April 30, 2008	15.44	9.04
Fiscal 2009 Quarter Ended:
August 3, 2008	15.04	9.52
November 2, 2008	13.12	4.48
February 1, 2009	5.68	2.32
April 30, 2009	5.76	1.68
Fiscal 2010 Quarter Ended:
August 2, 2009	6.88	3.60
November 1, 2009	10.64	4.88
January 31, 2010	11.47	7.19
April 30, 2010 (through March 17, 2010)	14.85	10.04

On March 17, 2010, the last sale price of our common stock as reported on The Nasdaq Global Select Market was $14.13 per share.

As of February 28, 2010, there were approximately 425 shareholders of record of our common stock. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the future. In addition, our credit facility with Wells Fargo Foothill, LLC contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash, short-term investments and capitalization as of January 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of the 8,640,000 shares of common stock offered by us in this offering, after deducting underwriter discounts and commissions and estimated offering expenses payable by us, and our receipt and application of the net proceeds.

	Actual	As Adjusted
	(in thousands, except share data)

Cash and cash equivalents	$75,514	$191,286
Short-term available-for-sale investments	67	67

	$75,581	$191,353

Long-term debt, including short-term portion(1)	$143,230	$143,230

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 750,000,000 shares authorized, 65,433,790 shares issued and outstanding; 74,073,790 shares issued and outstanding, as adjusted(2)	65	74
Additional paid-in capital	1,892,186	2,007,949
Accumulated other comprehensive income	10,431	10,431
Accumulated deficit	(1,711,761)	(1,711,761)

Total stockholders’ equity	190,921	306,693

Total capitalization	$334,151	$449,923

(1)	We may use a portion of the net proceeds from this offering for repurchase and/or repayment of certain of our outstanding indebtedness, which may include a portion of our outstanding convertible notes. The effect of these potential transactions is not reflected in the As Adjusted column.
(2)	The number of shares outstanding as of January 31, 2010 does not include the following:

•	8,969,079 shares of common stock issuable upon exercise of options outstanding under our stock option plans, with a weighted average exercise price of $13.38 per share, and an additional 5,454,344 shares reserved for issuance under our stock option plans;
•	2,500,000 shares of common stock reserved for issuance under our 2009 Employee Stock Purchase Plan; and
•	9,494,875 shares of common stock reserved for issuance upon conversion of our 2 1/2% Convertible Subordinated Notes due 2010, our 2 1/2% Convertible Senior Subordinated Notes due 2010 and our 5.0% Convertible Senior Notes due 2029.

SELLING STOCKHOLDERS

The selling stockholders identified below, each of whom is a director or executive officer of the Company, have granted the underwriters the right to purchase up to an aggregate of 148,907 shares of our common stock to cover over-allotments. The following table sets forth information regarding the ownership of our common stock as of February 28, 2010 and the shares being offered for sale under this prospectus supplement by each of the selling stockholders.

	Shares Beneficially	Shares	Shares Beneficially
Name and Title	Owned Prior to the	Being	Owned After the
of Selling Stockholder	Offering(1)	Offered(2)	Offering(1)(3)

Christopher Crespi(4)	33,988	5,597	28,391
Director
Roger C. Ferguson(5)	30,130	4,165	25,965
Director
David C. Fries(6)	16,677	4,169	12,508
Director
Kurt Adzema(7)	85,560	10,000	75,560
Senior Vice President and Chief Financial Officer
Christopher E. Brown(8)	139,130	30,000	109,130
Vice President and General Counsel
Mark Colyar(9)	284,296	30,000	254,296
Senior Vice President and General Manager
Todd Swanson(10)	61,876	29,923	31,953
Senior Vice President, Sales and Marketing
Stephen K. Workman(11)	182,737	25,000	157,737
Senior Vice President, Corporate Development and Shareholder Relations
Joseph A. Young(12)	141,777	10,053	131,724
Senior Vice President and General Manager

(1)	Each of the selling stockholders beneficially owns less than 1% of the outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following February 28, 2010 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of another person. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.
(2)	Consists entirely of shares subject to the underwriters’ over-allotment option and assumes that the over-allotment option is exercised in full. Upon any partial exercise of the over-allotment option, the shares purchased by the underwriters will be allocated among the selling stockholders pro rata in accordance with the allocation shown in the table with respect to the exercise of the over-allotment in full.
(3)	Assumes that the over-allotment option is exercised in full.
(4)	Includes (a) 30,981 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010.
(5)	Includes (a) 19,713 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 209 restricted stock units (“RSUs”) that vest within 60 days following February 28, 2010.
(6)	Includes (a) 15,135 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 146 RSUs that vest within 60 days following February 28, 2010.
(7)	Includes (a) 77,504 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 640 RSUs that vest within 60 days following February 28, 2010.
(8)	Includes (a) 114,810 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 3,937 RSUs that vest within 60 days following February 28, 2010.
(9)	Includes (a) 205,396 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010, (b) 5,675 shares issuable upon exercise of a warrant that is immediately exercisable and (c) 4,275 RSUs that vest within 60 days following February 28, 2010.
(10)	Includes (a) 51,920 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 4,125 RSUs that vest within 60 days following February 28, 2010.

(11)	Includes (a) 117,658 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 4,125 RSUs that vest within 60 days following February 28, 2010.
(12)	Includes (a) 131,724 shares issuable upon exercise of options exercisable within 60 days following February 28, 2010 and (b) 5,375 RSUs that vest within 60 days following February 28, 2010.

MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock to a non-U.S. holder who purchases our common stock in this offering. For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a U.S. person (other than a partnership, as discussed below). The term U.S. person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-U.S. holders will hold shares of our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, controlled foreign corporations within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (the “Code”), passive foreign investment companies within the meaning of Section 1297 of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences or any income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first constitute a return of capital and will reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to U.S. federal income tax as described below.

Any distribution that is a dividend, as described above, paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must timely provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder’s permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Dividends that are so effectively connected (and, if required by an applicable tax treaty, attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of specified deductions and credits. In addition, such dividends received by a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and attributable to a permanent establishment in the United States if a tax treaty applies);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the holder’s holding period for shares of our common stock. We believe that we are not currently, and we believe that we will not become, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our common stock will be subject to U.S. federal income tax on the disposition of shares of our common stock.

If the recipient is a non-U.S. holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If the recipient is an individual non-U.S. holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of shares made to a non-U.S. holder may be subject to information reporting and backup withholding at the then effective rate unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, so long as the required information is furnished to the IRS in a timely manner.

Proposed Legislation Relating to Foreign Accounts

Legislation has been introduced into the U.S. Congress (and the U.S. House of Representatives and U.S. Senate have passed versions of proposed legislation) that would impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. If this legislation or other similar legislation is enacted, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. Any such legislation could substantially change some of the rules discussed above relating to certification requirements, information reporting and withholding. No assurances can be given whether, or in what form, this legislation will be enacted. Prospective investors should consult their tax advisors regarding this legislation and similar proposals.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	5,400,000
Jefferies & Company, Inc.	1,296,000
Piper Jaffray & Co.	1,080,000
Morgan Keegan & Company, Inc.	864,000

Total	8,640,000

The underwriters and the representatives are collectively referred to as the “underwriters” and “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.336 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,296,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $139.1 million, the total underwriters’ discounts and commissions would be $5.6 million and total proceeds to us would be $131.5 million.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid by us and the selling stockholders, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,296,000 shares of common stock.

	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$14.00	$120,960,000	$139,104,000
Underwriting discounts and commissions to be paid by:
Finisar	.56	4,838,400	5,480,772
The selling stockholders	.56	—	83,388
Proceeds, before expenses, to Finisar	13.44	116,121,600	131,538,530
Proceeds, before expenses, to the selling stockholders	13.44	—	2,001,310

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to certain exceptions, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The restrictions described in the above paragraph do not apply to:

•	the shares of common stock to be sold pursuant to the underwriting agreement;

•	the issuance of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	grants of employee or director stock options, restricted stock or restricted stock units in accordance with the terms of any employee benefit plan in effect on the date of and described in this prospectus supplement or the issuance of shares of common stock upon the exercise of such options or pursuant to the terms of such restricted stock units;

•	the filing of any registration statement of Form S-8 in respect of any employee benefit plan in effect on the date of and described in this prospectus supplement; and

•	the issuance of up to 7,500,000 shares of common stock (or options, warrants or convertible securities relating to shares of common stock) in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the recipient of any such shares of common stock (or options, warrants or convertible securities relating to shares of common stock) agrees to be subject to the restrictions described above for the remainder of the 90-day period.

Each of our executive officers and directors has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to certain exceptions, they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock beneficially owned (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) by them or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the above paragraph do not apply to:

•	the sale of the shares of common stock pursuant to the underwriting agreement;

•	sales of the shares of common stock purchased pursuant to the terms of the underwriting agreement or transactions involving or relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift, or upon the death of selling stockholder, by will or intestate succession to the selling stockholders’ immediate family;

•	transfers of shares of common stock or any security convertible into common stock to a trust, the beneficiaries of which are exclusively the selling stockholder or members of the selling stockholder’s immediate family; and

•	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of the selling stockholders;

provided that the recipient of any such shares of common stock (or options, warrants or convertible securities relating to shares of common stock) agrees to be subject to the restrictions described above and no filing under Section 16(a) of the Exchange Act is required or voluntarily made for the remainder of the 90-day period.

Additionally, the restrictions described in the above paragraph do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period described above and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the selling stockholder or us.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to an shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to the issuer and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by DLA Piper LLP (US) of East Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters of Wilson Sonsini Goodrich & Rosati, Professional Corporation of Austin, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at April 30, 2009 and 2008, and for each of the three years in the period ended April 30, 2009, and has audited the consolidated financial statements of Optium Corporation at August 2, 2008 and July 28, 2007, and for each of the three years in the period ended August 2, 2008, as set forth in their reports included in our Current Report on Form 8-K filed on October 7, 2009, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule and Optium Corporation’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

Finisar Corporation
COMMON STOCK, PREFERRED STOCK,
DEBT SECURITIES,
WARRANTS AND UNITS

From time to time, in one or more offerings, we may offer and sell any combination of the securities described in this prospectus, either individually or in units comprised of one or more of the other securities. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered.

This prospectus provides a general description of the securities we may offer and sell. Each time we offer and sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference before you invest. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “FNSR.” On March 12, 2010, the last reported sale price for our common stock was $13.98 per share. The applicable prospectus supplement will contain information, where applicable, as to any other listing of the securities covered by the prospectus supplement on The Nasdaq Global Select Market or any other securities market or exchange.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” ON PAGE 2 OF THIS PROSPECTUS AND CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

We may sell these securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in the prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 15, 2010

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement or any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this prospectus or in any documents that we have incorporated by reference into this prospectus. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Incorporation by Reference.” To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement or any related free writing prospectus, you should rely on the information in the prospectus supplement or the related free writing prospectus, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement or any related free writing prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered or securities are sold on a later date.

When used in this prospectus, references to “Finisar,” the “Company,” “we,” “us” and “our” refer to Finisar Corporation and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

ii

SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated herein by reference and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus and the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Finisar Corporation

Finisar Corporation is a leading provider of optical subsystems and components that are used to interconnect equipment in short-distance local area networks, or LANs, and storage area networks, or SANs, and longer distance metropolitan area networks, or MANs, fiber to the home, or FTTx, networks, cable television, or CATV, networks and wide area networks, or WANs. Our optical subsystems consist primarily of transmitters, receivers, transceivers and transponders which provide the fundamental optical-electrical interface for connecting various types of equipment used in building these networks, including switches, routers and file servers used in wireline networks as well as antennas and base stations for wireless networks. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuit design and novel packaging technology to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabits per second, or Gbps, to 40Gbps, using a wide range of network protocols and physical configurations over distances of 70 meters to 200 kilometers. We supply optical transceivers and transponders that allow point-to-point communications on a fiber using a single specified wavelength or, bundled with multiplexing technologies, can be used to supply multi-gigabit bandwidth over several wavelengths on the same fiber. We also provide products for dynamically switching network traffic from one optical wavelength to another across multiple wavelengths known as reconfigurable optical add/drop multiplexers, or ROADMs. Our line of optical components consists primarily of packaged lasers and photodetectors used in transceivers, primarily for LAN and SAN applications, and passive optical components used in building MANs. Demand for our products is largely driven by the continually growing need for additional bandwidth created by the ongoing proliferation of data and video traffic that must be handled by both wireline and wireless networks. Our manufacturing operations are vertically integrated, and we utilize internal sources for many of the key components used in making our products, including lasers, photodetectors and integrated circuits, or ICs, designed by our own internal IC engineering teams. We also have internal assembly and test capabilities that make use of internally designed equipment for the automated testing of our optical subsystems and components.

We sell our optical products to manufacturers of storage systems, networking equipment and telecommunication equipment or their contract manufacturers, such as Alcatel-Lucent, Brocade, Cisco Systems, EMC, Emulex, Ericsson, Hewlett-Packard Company, Huawei, IBM, Juniper, Qlogic, Siemens and Tellabs. These customers, in turn, sell their systems to businesses and to wireline and wireless telecommunications service providers and cable TV operators, collectively referred to as carriers.

We were incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1389 Moffett Park Drive, Sunnyvale, California 94089, and our telephone number at that location is (408) 548-1000. Our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

The Securities We May Offer

From time to time, in one or more offerings, we may offer shares of our common stock, shares of our preferred stock, various series of debt securities, and warrants to purchase any of such securities, or any combination of the foregoing, either individually or in units, at prices and on terms to be determined by market conditions at the time of each offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

RISK FACTORS

We operate in a highly competitive environment in which there are numerous factors which can influence our business, financial position or results of operations and which can also cause the market value of our securities to decline. Many of these factors are beyond our control and, therefore, are difficult to predict. You should read the section entitled “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K and our most recent Quarterly Reports on Form 10-Q, which are incorporated herein by reference. Each of these risk factors could affect us, our business or our industry, and which could have a material adverse impact on our financial results or cause the market price of our common stock to fluctuate or decline. However, there may be additional risks and uncertainties not currently known to us or that we presently deem immaterial that could also affect our business operations and the market value of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. These statements are based on our management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the Sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and in Quarterly Reports on Form 10-Q, as well as any amendments thereto, filed with the SEC.

All statements, other than statements of historical fact, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause or contribute to such differences include, but are not limited to, those discussed under “Risk Factors” and elsewhere in this prospectus as well as in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q and any amendments thereto filed with the SEC. Given these risks, uncertainties and other factors, many of which are beyond our control, you should not place undue reliance on these forward-looking statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to revise any forward-looking statements to reflect events or developments occurring after the date of this prospectus, even if new information becomes available in the future.

USE OF PROCEEDS

Except as described in any applicable prospectus supplement or in any free writing prospectuses in connection with a specific offering, we currently intend to use the net proceeds from the sale of the securities offered hereby for general corporate purposes, including working capital. We may use a portion of the net proceeds for the repurchase and/or repayment of certain of our outstanding indebtedness, which may include a portion of our outstanding convertible notes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, although we have no present agreements or commitments with respect to any such acquisitions or investments. Our management will have significant discretion in applying the net proceeds from the sale of the securities offered hereby. Pending such uses, we will invest the net proceeds in short-term interest bearing securities or bank deposits. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth information regarding our ratio of earnings to combined fixed charges for each of the periods presented. We had no preferred stock outstanding and were not required to pay, nor did we pay, dividends on any preferred stock during any of these periods and, therefore, the ratio of earnings to combined fixed charges and preferred stock dividends did not differ from the ratios below during any of these periods. Earnings available to cover fixed charges consist of income (loss) from continuing operations before provision for (benefit from) income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases that is representative of the interest factor. Our earnings, as so defined, were insufficient to cover fixed charges in the nine months ended January 31, 2010 and in each of the fiscal years ended April 30, 2009, 2008, 2007, 2006 and 2005. Because of these deficiencies, the ratio information is not applicable for any of those periods. The extent to which earnings were insufficient to cover fixed charges for each of those periods is shown below. Amounts shown are in thousands.

	Nine
	Months
	Ended
	January 31,	Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(36,299)	$(269,454)	$(30,611)	$(39,763)	$(28,382)	$(110,161)

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following is a summary of the material terms of our common stock and preferred stock and certain provisions of our certificate of incorporation, bylaws and stockholder rights plan and applicable Delaware law. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law.

Common Stock

As of February 28, 2010, there were 65,536,100 shares of our common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding following the closing of any offering made hereunder will be, fully paid and nonassessable.

Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the board of directors may fix the rights, preferences, privileges and restrictions of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock or adversely affect the voting power or other rights of holders of our common stock.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by an amendment to our certificate of incorporation or a certificate of designation of preferences which will be filed with the Secretary of State of Delaware. A prospectus supplement relating to each series of preferred stock will specify the terms of such series, including, but not limited to:

•	the designation and the maximum number of shares in the series;

•	the terms on which dividends, if any, will be paid;

•	the voting rights, if any, of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any; and

•	any or all other rights, preferences, privileges, restrictions, including restrictions on transferability, and qualifications of shares of the series.

The prospectus supplement will also contain a description of any material or special U.S. federal income tax consequences relating to the preferred stock.

Any shares of preferred stock to be outstanding following the closing of any offering made hereunder will be fully paid and nonassessable.

Potential Anti-takeover Effects of Provisions of Delaware Law and Charter Documents

Delaware Law

Finisar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years, unless:

•	prior to the time that a stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that a stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the price of our common stock and the value of other securities we may issue to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

Our certificate of incorporation provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

Stockholder Rights Plan

In September 2002, our board of directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. The rights are not currently exercisable or tradable separately from our common stock and are currently evidenced by the common stock certificates. The rights expire on September 24, 2012 unless earlier redeemed or exchanged by us. Subject to certain exceptions, the rights will become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior board approval. Should such an event occur, then, unless the rights have been redeemed or have expired prior to or are exchanged as a result of such event, Finisar stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Registration Rights

Pursuant to a registration rights agreement dated as of October 15, 2009 between Finisar and the initial purchaser of our 5.0% Convertible Senior Notes due 2029, we filed with the SEC a registration statement covering resales by holders of all notes and the common stock issuable upon conversion of the notes. The notes and any common stock issuable upon conversion of the notes are referred to collectively as “registrable securities.” We agreed to keep the registration statement effective until the earliest of:

(1) one year from the latest date of original issuance of the notes;

(2) the date when all registrable securities shall have been registered under the Securities Act and disposed of;

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold pursuant to Rule 144 under the Securities Act; and

(4) the date on which the registrable securities cease to be outstanding.

If we notify the holders in accordance with the registration rights agreement to suspend the use of the prospectus upon the occurrence of certain events, then the holders will be obligated to suspend the use of the prospectus until the requisite changes have been made.

In the event of certain defaults of our obligations under the registration rights agreement, additional interest will accrue on the notes, commencing on and including the date on which the default occurs to but excluding the date on which all such defaults have been cured, at the rate of (a) .25% per annum of the principal amount of the notes to and including the 90th day following the occurrence of such resale registration default and (b) .50% per annum of the principal amount of the notes from and after the 91st day following the occurrence of such resale registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Listing on The Nasdaq Global Select Market

Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “FNSR.”

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities that are sold may be exchangeable for and/or convertible into our common stock, preferred stock or any of the other securities that may be sold under this prospectus. The debt securities will be issued under one or more separate indentures between us and a designated trustee. Senior debt securities will be issued under a senior indenture. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indenture and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our common stock, preferred stock or debt securities, or any combination of the foregoing. Warrants may be issued in one or more series and may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, preferred stock, debt securities, warrants or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither we, nor the trustees, the warrant agents, the unit agents or any other agent of ours, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We and/or the selling securityholders, if applicable, may sell the securities to or through underwriters or dealers, through agents, or directly to one or more purchasers. A prospectus supplement or supplements (and any related free writing prospectus that we may authorize to be provided to you) will describe the terms of the offering of the securities, including, to the extent applicable:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise stated in a prospectus supplement, the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We and/or the selling securityholders, if applicable, may sell securities directly or through agents we designate from time to time. The prospectus supplement will name any agent involved in the offering and sale of securities and will describe any commissions we pay to them. Unless the prospectus supplement states otherwise, any agent will act on a best-efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The prospectus supplement will describe the conditions to these contracts and the commissions we pay for solicitation of these contracts.

We and/or the selling securityholders, if applicable, may provide agents and underwriters with indemnification against certain civil liabilities related to the offering of the securities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Other than common stock, any securities we offer will be a new issue of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than they would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on The Nasdaq Global Select Market may engage in passive market making transactions in the securities on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

DLA Piper LLP (US), East Palo Alto, California will pass for us upon the validity of the securities being offered by this prospectus and any applicable prospectus supplement, and counsel named in the applicable prospectus supplement will pass upon legal matters for any underwriters, dealers or agents.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at April 30, 2009 and 2008, and for each of the three years in the period ended April 30, 2009, and has audited the consolidated financial statements of Optium Corporation at August 2, 2008 and July 28, 2007, and for each of the three years in the period ended August 2, 2008, as set forth in their reports included in our Current Report on Form 8-K filed on October 7, 2009, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule and Optium Corporation’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings our also available. The address of the SEC’s web site is www.sec.gov. We maintain a website at www.finisar.com. Information contained in or accessible through our website does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2009, as amended by Amendment No. 1 thereto on Form 10-K/A filed on August 28, 2009 and our report on Form 8-K dated October 7, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended August 2, 2009, as amended by Amendment No. 1 thereto on Form 10-Q/A filed on October 7, 2009, our Quarterly Report on Form 10-Q for the quarter ended November 1, 2009, and our Quarterly Report on Form 10-Q for the quarter ended January 31, 2010;

•	Our Current Reports on Form 8-K filed on July 9, 2009 (three filings), July 13, 2009, July 16, 2009, July 20, 2009, August 7, 2009, August 12, 2009, September 10, 2009 (items 8.01 and 9.01), September 15, 2009, September 28, 2009, October 6, 2009, October 7, 2009 (two filings), October 9, 2009, October 15, 2009, November 23, 2009, January 4, 2010, January 28, 2010, March 8, 2010 and March 15, 2010;

•	Our definitive proxy statement filed pursuant to Section 14 of the Exchange Act in connection with our 2009 Annual Meeting of Stockholders filed with the SEC on October 8, 2009; and

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 8, 1999.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to: Finisar Corporation, Attention: Investor Relations, 1389 Moffett Park Drive, Sunnyvale, CA 94089, telephone: (408) 548-1000.